EXHIBIT 99.1

STS EXPANSION PLAN OF ZPSS (ZHANGJIAGANG POHANG STAINLESS STEEL CO., LTD.) IN CHINA

POSCO participates in the ZPSS's STS expansion project as below

1. Investment Summary
     Participation in the capital increase for the expansion project of Zhangjiagang Pohang Stainless Co.,Ltd.

2. Investment Cost: USD 744,018,000(Exclusive of USD 59,970,000 for working capital)

     - Legal Capital: USD 296,000,000

3. POSCO's Capital Increase: USD 244,144,352 (82.4812%)
     - The amount of 10% of total ownership of ZPSS including this project should be contributed by POSCO-CHINA Holding Company which will be established